                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     [X]     Form 40-F     [_]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [_]     No     [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                [PEACE ARCH LOGO]


                             MESSAGE TO SHAREHOLDERS
                                JANUARY 29, 2001

We are pleased to announce an 84% increase in earnings for the first quarter of Fiscal Year 2001. Revenue more than doubled over the comparable quarter of last year to a record $19.2 million as Peace Arch delivered its largest slate of television programming in Company history.

Both revenue and earnings for our first quarter exceeded management's projections. These results reflect our successful efforts to expand the slate of proprietary programming during the past several quarters.

For the three months ended November 30, 2000, revenue totaled $19.2 million, which represented a 125% increase when compared with revenue of $8.5 million in the first quarter of FY2000. The 125% increase in revenue reflects a significant expansion of the Company's production slate of proprietary programming, which comprised 95% of revenue in the most recent quarter (vs. 90% in the fiscal year ended August 31, 2000). The Company was in production on four television series and five movies during the quarter, which are being delivered during the first three quarters of the current fiscal year.

Net earnings of $670,000, or $0.15 per diluted share, for the three months ended November 30, 2000, represented an 84% increase when compared with net earnings of $364,000, or $0.09 per diluted share, in the year-earlier quarter. Diluted earnings per share were calculated on 4,627,464 weighted average shares outstanding in the most recent quarter, compared with 3,998,443 weighted average shares in the same quarter of the prior year.

Total assets of $80.0 million increased by 24% during the first quarter of the current fiscal year, primarily due to an increase in Productions in Progress, which reflects the Company's inventory of partially completed programs. The majority of these programs are expected to be completed and delivered during the second quarter of FY2001.

We are very pleased with our first quarter results, which reflect the Company's tremendous programming accomplishments. We have expanded our customer base in the US and abroad and significantly diversified our revenue mix and programming library content. During the most recent quarter, we were in production on four television series, including 22 episodes of our half-hour comedy BIG SOUND, 22 episodes of our one-hour action adventure series THE IMMORTAL, 13 one-hour episodes of our docu-series ANIMAL MIRACLES WITH ALAN THICKE, and the third 22-episode season of our sci-fi series FIRST WAVE. These series are an example of our focus and determination to build a significant library of quality, marketable programming that will have value for many years to come.

We were also in production on a trilogy of television movies for PAX TV and Hallmark Entertainment, based on Catherine Marshall's international bestseller CHRISTY, along with two feature length films scheduled for delivery this spring
- NOW & FOREVER and THE IMPOSSIBLE ELEPHANT. This level of activity provided a very strong start for fiscal 2001, which we expect to be a record year for our Company.

We currently have several new projects in various stages of development, including television series and movie opportunities, and we are confident that a number of these projects will come to fruition. From a long-term perspective, management believes that the expanding relationships that the Company is developing with media organizations around the world, combined with the production cost advantages available in Canada, have positioned Peace Arch for impressive growth during the first decade of the 21st Century.

Peace Arch Entertainment Group Inc.


Timothy Gamble, President


      THIS MESSAGE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

                 [LOGO OF PEACE ARCH ENTERTAINMENT GROUP, INC.]



                      AMERICAN STOCK EXCHANGE - SYMBOL PAE
                  TORONTO STOCK EXCHANGE - SYMBOL PAE.A, PAE.B


                              FIRST QUARTER REPORT

                           FOR THE THREE MONTHS ENDED
                           NOVEMBER 30, 1999 AND 2000
                                   (UNAUDITED)

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                           CONSOLIDATED BALANCE SHEETS
                        AS AT NOVEMBER 30, 1999 AND 2000


(Expressed in thousands of Canadian dollars)

=========================================================================================================================
                                                                          NOVEMBER,        AUGUST 31,          NOVEMBER,
                                                                              1999              2000               2000
-------------------------------------------------------------------------------------------------------------------------
                                                                       (unaudited)         (audited)        (unaudited)
ASSETS

Cash and cash equivalents                                                 $  3,862          $  4,459           $    140
Accounts receivable                                                          4,737             6,236              7,556
Tax credits receivable                                                      15,859            10,207             14,264
Productions in progress                                                      2,391            15,637             26,844
Prepaid expenses and deposits                                                  242               882              1,029
Investment in television programming                                        11,458            15,550             18,875
Property and equipment                                                       7,030             7,397              7,364
Deferred costs                                                                 307             1,049              1,085
Goodwill and trademarks                                                      3,152             2,913              2,837
-------------------------------------------------------------------------------------------------------------------------

                                                                          $ 49,038          $ 64,330           $ 79,994
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                         $  8,064          $  5,797          $  12,802
Accounts payable and accrued liabilities                                     6,001            10,095             11,199
Deferred revenue                                                             3,204             8,338             14,534
Deferred gain                                                                  407               233                174
Deferred credit                                                                  -             1,090              1,090
Future income taxes                                                          1,086               460              1,219
Debt                                                                         4,186            11,252             11,241
-------------------------------------------------------------------------------------------------------------------------
                                                                            22,948            37,265             52,259
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                             32,182            32,378             32,378
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,360,067 (Nov 30, 1999 - 1,490,484)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,462,677 (Nov 30, 1999 - 2,295,459)
      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                        136               467                467
  Deficit                                                                   (6,228)           (5,780)            (5,110)
-------------------------------------------------------------------------------------------------------------------------

                                                                            26,090            27,065             27,735
-------------------------------------------------------------------------------------------------------------------------

                                                                         $  49,038         $  64,330          $  79,994
=========================================================================================================================


Director    TIMOTHY GAMBLE             Director    W.D. CAMERON WHITE
           ----------------------                 ---------------------------
            Timothy Gamble                         W.D. Cameron White

The accompanying notes are an integral part of the consolidated financial statements.

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1999 AND 2000
                                   (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share information)

=======================================================================================================================
                                                                                          1999                 2000
-----------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                  $  8,528             $ 19,264

EXPENSES:
  Amortization of television programming                                                    6,019               15,435
  Other costs of production and sales                                                         648                  844
  Depreciation and amortization                                                               145                  245
  Selling, general and administrative                                                         819                  808
   Interest                                                                                   227                  554
-----------------------------------------------------------------------------------------------------------------------
                                                                                            7,858               17,886
-----------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                                                    670                1,378
   Gain on sale of asset                                                                       86                   58
-----------------------------------------------------------------------------------------------------------------------
                                                                                               86                   58
-----------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                                  756                1,436
Income taxes                                                                                  392                  766
-----------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                                                   364                  670

Deficit, beginning of period                                                               (6,592)              (5,780)
-----------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                                                   $ (6,228)            $ (5,110)
=======================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                                                      $   0.09             $   0.17
=======================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                                                  $   0.09             $   0.15
=======================================================================================================================

Weighted average number of shares outstanding during the period (000's):

          Basic                                                                             3,785                3,823

          Diluted                                                                           3,998                4,627

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1999 AND 2000
                                   (UNAUDITED)

(Expressed in thousands of Canadian dollars)

------------------------------------------------------------------------------------------------------------------
                                                                                        1999                 2000
------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                                                   $     364             $    670
    Items not involving cash:
       Depreciation and amortization                                                   6,149               15,681
       Future income taxes                                                               289                  643
       Gain on sale of assets                                                           (106)                  58
       Other                                                                               8                   55
    Changes in non-cash working capital                                               (1,038)              (9,433)
------------------------------------------------------------------------------------------------------------------
                                                                                       5,666                7,762
------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                                              (7,235)             (18,761)
    Increase in deferred costs                                                           (79)                (132)
    Increase in goodwill and trademarks                                                   (9)                    -
    Property and equipment acquired                                                       (5)                 (40)
------------------------------------------------------------------------------------------------------------------
                                                                                      (7,328)             (18,933)
------------------------------------------------------------------------------------------------------------------

Financing activities:
    Increase in bank indebtedness                                                      1,132                7,005
    Repayment of debt                                                                    (63)                 (65)
------------------------------------------------------------------------------------------------------------------
                                                                                       1,069                6,852
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                        (593)              (4,319)
Cash and cash equivalents, beginning of period                                         4,455                4,459
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                           $   3,862             $    140
==================================================================================================================

Supplementary information:
    Interest paid                                                                  $      96             $   400
    Income taxes paid                                                                      -                   -

The accompanying notes are an integral part of the consolidated financial statements.

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Dollar amounts in tables expressed in thousands of Canadian dollars)


      The unaudited consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements contained in our 2000 Annual Report.

1.    OPERATIONS

      Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.

2.    SEGMENTED INFORMATION

      The Company manages its operations in two primary business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

       --------------------------------------------------------------------------------------------------
                                                    PRODUCTION    PROPRIETARY
       1999                                          SERVICES     PROGRAMMING      OTHER         TOTAL
       --------------------------------------------------------------------------------------------------
       Revenue                                        $  1,090      $  7,297       $   141      $  8,528
       Gross profits                                       442         1,278           141         1,861
       Total assets                                      1,700        47,338             -        49,038
       --------------------------------------------------------------------------------------------------

       2000
       --------------------------------------------------------------------------------------------------
       Revenue                                        $    920      $ 18,306       $    38      $ 19,264
       Gross profits                                        76         2,871            37         2,984
       Total assets                                      1,571        78,313           110        79,994
       --------------------------------------------------------------------------------------------------

       Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

3.    COMPARATIVE FIGURES

      Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

4.    SUBSEQUENT EVENTS

      Subsequent to November 30, 2000, 91,000 Class B incentive stock options at an exercise price of $3.00 were issued to employees of the Company.

29th January 2001



TO WHOM IT MAY CONCERN:



Dear Sir or Madam:

Re:   Quarterly Report, Peace Arch Entertainment Group Inc.
      30th November 2000
--------------------------------------------------------------------------------


I hereby confirm that the Unaudited Consolidated Financial Statements for the Three Months Ended November 30, 2000 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on 29th January 2001.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.



CORINA TAYLOR
-----------------------
Corina Taylor
Assistant to Juliet Jones, Chief Financial Officer

/enclosures

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Peace Arch Entertainment Group Inc.
                                       ---------------------------------------
                                                     (Registrant)

Date  January 29, 2001             By   /s/ JULIET JONES
      --------------------------       ---------------------------------------
                                                     (Signature)*
                                        Juliet Jones, CFO

-------------------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,


This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.